SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For January 2008
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2008, incorporated by reference herein:

Exhibit

99.1 Release dated January 25, 2008, entitled “ELECTRICITY SUPPLY UPDATE BY
        DRDGOLD SOUTH AFRICAN OPERATIONS (PTY) LIMITED (“DRDSA”)”.

99.2 Release dated January 25, 2008, entitled “FURTHER ELECTRICITY SUPPLY UPDATE
        BY DRDGOLD SOUTH AFRICAN OPERATIONS (PTY) LIMITED (“DRDSA”).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: January 28, 2008
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the Company”)

ELECTRICITY SUPPLY UPDATE BY DRDGOLD SOUTH AFRICAN OPERATIONS (PTY)
LIMITED (“DRDSA”)
DRDSA's Blyvooruitzicht mine has been in a voluntary load shifting arrangement with Eskom since
April 2007. In addition, the Blyvooruitzicht mine agreed to further load shifting arrangements on
Monday 21 January 2008 to shave a further 10% off its daily consumption. As a result, the impact of loadshedding on these operations has been negligible and shifts are proceeding normally.
One of the surface circuits at the Crown Gold Recoveries’ operations is being affected by daily interruptions of approximately 4 hours each out of a continuous 24-hour cycle.
At DRDSA’s ERPM mine, voluntary ad hoc load shifting occurs in consultation with Eskom which, up until the date of this announcement, has had a negligible impact on operations.
If the situation changes, DRDGOLD will release a further announcement to update the market.

Randburg
25 January 2008

Sponsor
BDO QuestCo

Exhibit 99.2
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the Company”)

FURTHER ELECTRICITY SUPPLY UPDATE BY DRDGOLD SOUTH AFRICAN
OPERATIONS (PTY) LIMITED (“DRDSA”)
Subsequent to the announcement released earlier today, shareholders are advised that, at both
ERPM and Blyvooruitzicht mines, Eskom has limited power supply to emergency maintenance services and that underground production at these mines has therefore been suspended.
DRDGOLD has asked Eskom to indicate when normal supply will resume, and will update the market when it receives further and more precise particulars.

Randburg
25 January 2008

Sponsor
BDO QuestCo